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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 365

SEC FILE NUMBER
8- ~~045635~~

8-51119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXBRIDGE CAPITAL MARKETS, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 WEST WASHINGTON STREET, 9th FLOOR
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, MANAGING DIRECTOR, FINANCE & ACCOUNTING (312)696-2121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name)*

33 WEST MONROE STREET	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-13

OATH OR AFFIRMATION

I, GERALD A. BEESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXBRIDGE CAPITAL MARKETS, L.L.C., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SE[illegible]
NOTARY PUBLIC STATE OF ILLINOIS
MARY ANN MCC[illegible]
COMMISSION EXPIRES [illegible]

Notary Public

Signature

MANAGING DIRECTOR, FINANCE & ACCOUNTING

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

NEXBRIDGE CAPITAL MARKETS L.L.C.
(A DELAWARE LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of Nexbridge Capital Markets L.L.C.:

We have audited the accompanying statement of financial condition of NEXBRIDGE CAPITAL MARKETS L.L.C. (a Delaware limited liability company), as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nexbridge Capital Markets L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 27, 2002

NEXBRIDGE CAPITAL MARKETS L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$	25,337
Receivable from affiliates		-
Total assets	$	25,337

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to affiliate	$	-
Total liabilities		-
Member's capital		25,337
Total liabilities and member's capital	$	25,337

The accompanying notes to statement of financial condition are an integral part of this statement.

NEXBRIDGE CAPITAL MARKETS L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Nexbridge Capital Markets L.L.C. ("Nexbridge") is a Delaware limited liability company and is registered as a NASD broker-dealer that advises clients in developing financing solutions through the capital markets which may involve the provision of valuation analyses, strategic consulting or financial modeling. Nexbridge's primary objective with respect to these activities will be to arrange private financing for public companies through the private placement of securities. Nexbridge is owned by GLB Partners, L.P. ("GLB"). Nexbridge was initially capitalized on November 13, 1998 and it commenced operations on May 19, 1999.

(1) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires Nexbridge's management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nexbridge earns fees related to its activities in advising clients. Fees earned are recorded at the achievement of specified terms in contracts with clients.

Nexbridge defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

(2) Income Taxes:

Income taxes have not been provided for as the sole member is individually liable for the taxes, if any, on its share of Nexbridge's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

Nexbridge makes payments to reimburse Citadel Investment Group, L.L.C. ("CIG"), an affiliate of GLB, for Nexbridge's direct expenses. These operating expenses in the statement of operations include, without limitation: employee compensation; occupancy related expenses; investment research; legal and accounting fees and expenses; governmental and registration expenses; and other overhead expenses. As of December 31, 2001, Nexbridge has fully reimbursed all of its direct expenses to CIG.

(4) Net Capital Requirements:

Nexbridge is subject to the net capital requirements of Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the basic method as permitted by this rule. Under the basic method, Nexbridge is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or a measure based on the level of aggregate indebtedness. This measure of aggregate indebtedness is equal to 6 2/3% of aggregate indebtedness. At December 31, 2001, net capital was approximately $20,000 in excess of the required minimum net capital.